January 26, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:  William H. Thompson, Accounting Branch Chief

Re: Suburban Propane Partners, L.P.

Form 10-K for Fiscal Year Ended September 30, 2017

Filed November 22, 2017

File No. 1-14222

Dear Mr. Thompson:

This letter responds to the comment of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter to Michael A. Kuglin of Suburban Propane Partners, L.P. (the “Partnership”), dated January 23, 2018, relating to the Form 10-K for the fiscal year ended September 30, 2017, which was filed on November 22, 2017.

Set forth below in bold are the comments in the Staff’s letter.  Immediately following the Staff’s comments are the Partnership’s responses to the comments.

References in the responses below in this letter to “we”, “our”, “us” or similar phrases refer to the Partnership.

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Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

8. Long-Term Borrowings, page F-17

1.

Reference is made to the discussion on page F-19 of maximum leverage ratios imposed by the Amended Credit Agreement on both you and the Operating Partnership. Please disclose the amount of Partners’ Capital or net income restricted or free of restrictions as required by Rule 4-08 (e)(1) of Regulation S-X. Please also tell us: (a) the amount of restricted net assets of consolidated subsidiaries as of the most recent balance sheet date and how you computed the amount; (b) your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X; and (c) your consideration of providing the condensed financial information prescribed by Rule 12-04 of Regulation S-X in accordance with Rule 5-04 of Regulation S-X.

Partnership’s Response:

As described in Section 7.06 of the Partnership’s Second Amended and Restated Credit Agreement dated as of March 3, 2016 (as amended, the “Credit Agreement”), the Partnership is only restricted by covenant in its ability to make Restricted Payments (as defined therein, which include distributions) if a default exists or would exist under the Credit Agreement upon making any such distribution.  The potential restrictions are also described on page F-20 of the Form 10-K for the fiscal year ended September 30, 2017 (“2017 Form 10-K”).  The Partnership also disclosed on Page F-20 of its 2017 Form 10-K that it was in compliance with the various covenants included in its Credit Agreement as of September 30, 2017.  As a result, the Partnership did not believe there were any restrictions on its Partners’ Capital or net income nor on the net assets of its consolidated subsidiaries.

There were no restricted assets under the terms of the Credit Agreement and therefore, the Partnership concluded that Rules 4-08(e), 5-04 and 12-04 of Regulation S-X were not applicable.  The Partnership will continue to monitor its covenants and will include the required disclosures as applicable.

Exhibit 23.1

2.

The consent refers to an audit report date of November 23, 2016 rather than November 22, 2017. Please confirm that the original manually signed consent correctly refers to the audit report dated November 22, 2017.

Partnership’s Response:

We confirm that the original manually signed consent correctly refers to the audit report dated November 22, 2017.

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We appreciate the Staff’s feedback.  If you have any further questions or comments, please do not hesitate to contact me at (973) 887-5300.

Very truly yours,

/s/ MICHAEL KUGLIN

Michael Kuglin

Chief Financial Officer and Chief Accounting Officer

cc:C. Dropkin, Proskauer Rose LLP

C. Bonn, PricewaterhouseCoopers LLP

M. Stivala, Suburban Propane Partners, L.P.

P. Abel, Suburban Propane Partners, L.P.

D. Bloomstein, Suburban Propane Partners, L.P.

T. Connors, Chairman of the Audit Committee, Suburban Propane Partners, L.P.